Report of Independent Registered Public Accounting Firm


To the Shareholders and Board of Trustees
Nuveen Exchange-Traded Funds

In planning and performing our audit of the financial statements of each of the Nuveen Exchange-Traded Funds listed in Exhibit A attached hereto (the Funds) for the period ended July 31, 2004, we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, not to provide assurance on internal control.

The management of the Funds is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. Generally, controls that are relevant to an audit pertain to the entitys objective of preparing financial statements for external purposes that are fairly presented in conformity with U.S. generally accepted accounting principles. Those controls include the safeguarding of assets against unauthorized acquisition, use, or disposition.

Because of inherent limitations in internal control, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that it may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards of the Public Company
Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above as of July 31, 2004.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




/s/ ERNST & YOUNG LLP


Chicago, Illinois
September 15, 2004

Exhibit A

Nuveen Quality Preferred Income Fund
Nuveen Quality Preferred Income Fund 2
Nuveen Quality Preferred Income Fund 3
Nuveen Senior Income Fund
Nuveen Floating Rate Income Fund
Nuveen Floating Rate Income Opportunity Fund
Nuveen Preferred and Convertible Income Fund
Nuveen Preferred and Convertible Income Fund 2
Nuveen Michigan Quality Income Municipal Fund, Inc.
Nuveen Michigan Premium Income Municipal Fund,
Inc.
Nuveen Michigan Dividend Advantage Municipal Fund
Nuveen Ohio Quality Income Municipal Fund, Inc.
Nuveen Ohio Dividend Advantage Municipal Fund
Nuveen Ohio Dividend Advantage Municipal Fund 2
Nuveen Ohio Dividend Advantage Municipal Fund 3
Nuveen Arizona Premium Income Municipal Fund, Inc.
Nuveen Arizona Dividend Advantage Municipal Fund
Nuveen Arizona Dividend Advantage Municipal Fund
2
Nuveen Arizona Dividend Advantage Municipal Fund
3
Nuveen Texas Quality Income Municipal Fund